Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

December 10, 2018

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Via EDGAR

Attention: Kathleen Collins, Accounting Branch Chief

              Frank Knapp, Staff Accountant

Re:    Twitter, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed February 23, 2018

Form 10-Q for the Quarterly Period Ended June 30, 2018

Filed July 30, 2018

File No. 001-36164

Ladies and Gentlemen:

We are submitting this letter on behalf of Twitter, Inc. (“Twitter” or the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on November 15, 2018 that relate to the above-referenced reports.  The Staff’s comments are presented in bold italics below; however, we have reordered the bullets to provide you context in responding to each of the bullets.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Note 1. Description of Business and Summary of Significant Accounting Policies Revenue Recognition, page 12

1. We note your response to our prior comment 1.  Please address the following additional items with regards to your data license agreements:

• Tell us why you believe your data can represent both a functional and symbolic license of IP

Twitter respectfully advises the Staff that all of its intellectual property (“IP”) licenses are for functional IP because such IP licenses have significant standalone functionality.

Twitter’s IP license agreements provide its customers with access to, and at the customer’s discretion, the ability to take delivery of its IP, which consists of, for example, Tweet content, Twitter interaction information, and Twitter metadata (the “licensed data”), which collectively is proprietary. For example, subject to approval and in accordance with Twitter’s terms, customers can query the licensed data, select the relevant information and download it to their own infrastructure for their use. These IP licenses include a continuous transfer of control of IP as the customer consumes and benefits from its continuous use of the licensed data. As the licensed data is subject to control by Twitter on an exclusive basis, Twitter’s IP licenses also restrict the customer’s usage of its data (except as permitted in mutually agreed-upon use cases).  In permitted use cases, Twitter’s customers may integrate the licensed data within their own offerings to their end customers and/or display the licensed data individually or in the aggregate, subject to contractual restrictions.  Where permitted, Twitter’s customers can also use the licensed data and their cognitive analytic tools to target their own customers with relevant information and solutions. The Company considered the guidance in ASC 606-10-55-56, with a specific focus on the example in subparagraph (b.); however, given Twitter’s customers have the right and ability to take delivery of the licensed data, to use in their offerings or to use with their own cognitive analytical tools and processes, Twitter does not believe that it is providing a service.

With respect to Twitter’s previous statement in paragraph six of its response to comment number one, where Twitter made reference to a license of symbolic IP, we were describing its performance obligation to provide the licensed data originating in future periods (i.e., post-contract signing), which we refer to herein as “Future IP”. Twitter recognizes revenue for Future IP over time, which is similar to the revenue recognition treatment for a symbolic IP license as the nature of its promise is to provide Future IP (which is functional IP) over time.

●      Describe the types of customers that enter into such arrangements and how they use your data

The substantial majority of the Company’s overall data licensing revenue comes from business-to-business (“B2B”) and business-to-consumer (“B2C”) software companies.  The primary use cases for B2B customers are marketing, customer care and product development, and such use cases focus on analysis of current and future trends.  Marketing use cases include identifying audiences that are relevant for a product or campaign; testing and iterating a marketing message for a product launch or campaign; and then measuring and analyzing the impact of such product launch or campaign.  Customer care use cases include monitoring and measuring rapidly-changing customer sentiment and responding to customer feedback and complaints.  Product development use cases include evaluating evolving sentiment and trends so that Twitter’s customers can incorporate such information into new or improved product offerings to their end users.  B2C customers may integrate the licensed data into their products in consumer-facing offerings, such as search engines.

A meaningful amount of data licensing revenue also comes from financial partners such as sell-side analysts and quant-driven hedge funds who use Twitter’s data to surface relevant breaking news about market-making events, investor sentiment and macro-economic indicators as a source of information to inform trading decisions.

As demonstrated in the customer use cases above, the benefit to the customers is primarily derived from the continuous use of Future IP over time.

• Provide us with a more specific and comprehensive discussion of the data license types that may be contained in your arrangements

Twitter’s data licensing arrangements may contain Future IP, historical IP or a combination of both as further described below.

The Company’s data license portfolio includes agreements providing different types of data. Customers may contract for one or more of these data license types within a single contract. These data license types can be grouped into the following three categories:

•

Future IP – The Company transfers licensed data originating in future periods (i.e., post-contract signing).  The Company has concluded that the license to Future IP represents a single performance obligation.

For this license category, the Company recognizes revenue over the term of the contract as future licensed data is made available to the customer after which the customer has the ability to take delivery of the licensed data. Revenues from Future IP represent a significant portion of the licensed data licensing revenue.

•

Historical IP – The Company provides a one-time delivery of the licensed data originating in periods prior to the contracting date. The Company has concluded the license to Historical IP represents a single performance obligation.

For this license category the Company recognizes revenue at a point in time as the control to Historical IP is transferred to the customer generally at contract inception.  Revenues from Historical IP represent an insignificant portion of data licensing revenue.

•

Historical and Future IP – The Company provides licensed data originating in both historical and future periods. For clarity, this is not the combination of a Future IP data license type and a Historical IP data license type, but rather a separate type of data license.  The Company has concluded there are two performance obligations at contract inception: (1) Historical IP:  the Company transfers control to historical licensed data (which originated before contract inception) generally at contract inception, and (2) Future IP:  the Company provides future licensed data on a continuous basis through the contract term.

For this license category the Company’s policy is to allocate total contract consideration on a relative standalone selling price (“SSP”) basis between the historical IP which is recognized at a point in time (i.e., when control is transferred, generally at contract inception) and future IP which is recognized over time as that licensed data is transferred.

• Tell us if and when customers are provided access to your historical data as well as updated data and how you have considered this in determining your performance obligations

Customers may license Historical IP as well as Future IP in the same contract (i.e., ‘Historical and Future IP’ category or any combination of the categories above).  Therefore, in each of these arrangements with Historical IP and Future IP there are at least two performance obligations (i.e., (1) Historical IP and (2) Future IP).

The Company uses directly observable standalone transactions to determine SSP of Historical IP.  The Company uses standalone transactions and considers all other reasonably available observable evidence to estimate SSP of Future IP.

The Company’s policy is to allocate the transaction price on a relative basis between the performance obligations based on their SSP and to recognize revenue when the performance obligations are satisfied (i.e., Historical IP at a point in time and Future IP over time).  However, for practical purposes, the Company recognizes revenue over time during the contract term for both performance obligations because the SSP for Historical IP is insignificant and an allocation of the transaction price to Historical IP based on the SSP would not have a material impact on the revenue recognized in each period if it was recognized at a point in time. The Company will continue to monitor future transactions of Historical IP to assess whether the recognition of revenue allocated to Historical IP at a point in time based on SSP is material, and if material, the Company will recognize a portion of revenue at a point in time (i.e., contract inception).

For fixed fee arrangements, inclusive of the minimum guarantees on sales-based royalty arrangements, total contract consideration is allocated consistent with the methodology as described in the immediately preceding paragraph.  Sales-based royalties in excess of minimum guarantees or without minimum guarantees are recognized as revenue in the period that the related downstream customer sales using the Company’s licensed data occur. The majority of these data licensing arrangements are fixed fee arrangements.

The Company intends to adjust its disclosure relating to accounting for data licensing arrangements in prospective filings beginning with its Form 10-K for the year ended December 31, 2018 as follows:

The Company has concluded that its data licensing arrangements, which grant customers a right to ~~access~~ Twitter’s intellectual property (“IP”) for a defined period of time, may contain a single performance obligation satisfied at a point in time (“Historical IP”) or over time (“Future IP”), or may contain ~~multiple~~ two or more performance obligations satisfied ~~over the same period of time.~~ separately at a point in time (Historical IP) and over time (Future IP). In some of the Company's data licensing arrangements, pricing is a fixed monthly fee over a specified term. In ~~such~~ arrangements with a single performance obligation satisfied over time, data licensing revenue is recognized on a straight-line basis over the period in which the Company provides data ~~access.~~as the customer consumes and benefits from the continuous data available on an ongoing basis. In arrangements with at least two performance obligations, the Company allocates revenue on a relative basis between the performance obligations based on standalone selling price (“SSP”) and recognizes revenue when the performance obligations are satisfied.

In other data licensing arrangements, the Company charges customers based on the amount of sales they generate from downstream customers using Twitter data. Certain of those royalty-based data licensing arrangements are subject to minimum guarantees. ~~The~~ For such arrangements with a minimum guarantee and a single Future IP performance obligation, the Company recognizes revenue for minimum guarantees on a straight-line basis over the period in which the Company provides data ~~access~~. For such arrangements with a minimum guarantee and two or more performance obligations, the Company allocates revenue on a relative basis between the performance obligations based on SSP and recognizes revenue when the performance obligations are satisfied. Royalties in excess of minimum guarantees, if any, are recognized as revenue in the period that the related downstream customer sales using our licensed data occur.

For data licensing arrangements involving two or more performance obligations, the Company uses directly observable standalone transactions to determine SSP of Historical IP.  The Company uses standalone transactions and considers all other reasonably available observable evidence to estimate SSP of Future IP.

* * * * * * * * * * *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 493-9300.

                                                        Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Lisa L. Stimmell

cc: Sean Edgett, Twitter, Inc.

      Katharine A. Martin, Wilson Sonsini Goodrich & Rosati